Idaho Power Company
                       Consolidated Financial Information

 Ratio of Earnings to Combined Fixed Charges and Preferred Dividend Requirements
                                                                                        Twelve Months
                                               Twelve Months Ended December 31,             Ended
                                                    (Thousands of Dollars)                 March 31
                                         1990      1991      1992      1993      1994
Computation of Ratio of Earnings to
 Fixed Charges:
  Consolidated net income             $ 69,241  $ 57,872  $ 59,990 $ 84,464  $ 74,930    $ 77,398

Income taxes:
  Income taxes (includes amounts
   charged to other income and
   deductions)                          26,418    24,321    24,601   38,057    35,307      40,024
  Investment tax credit adjustment      (3,184)   (3,177)   (1,439)  (1,583)   (1,064)       (954)

     Total income taxes                 23,234    21,144    23,162   36,474    34,243      39,070

Income before income taxes              92,475    79,016    83,152  120,938   109,173     116,468

Fixed Charges:
  Interest on long-term debt            50,119    54,370    53,408   53,706    51,173      51,167
  Amortization of debt discount,
   expense and premium - net               309       374       392      507       567         567
  Interest on short-term bank loans      1,027       935       647      220     1,157       1,864
  Other interest                         2,259     3,297     1,011    2,023     1,537       1,384
  Interest portion of rentals              902       884       683    1,077       794         818

     Total fixed charges                54,616    59,860    56,141   57,533    55,228      55,800

  Preferred dividends requirements       5,685     6,663     7,611    8,547    10,682      11,446

     Total fixed charges and
      preferred dividends               60,301    66,523    63,752   66,080    65,910      67,246

Earnings - as defined                 $147,091  $138,876  $139,293 $178,471  $164,401    $172,268

Ratio of earnings to fixed charges
 and preferred dividends                 2.44X     2.09X     2.18X    2.70X     2.49X       2.56X